April 9, 2020

Xinhui Yang
Chief Executive Officer
Wah Fu Education Group Ltd
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

       Re: Wah Fu Education Group Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed August 15, 2019
           File No. 1-38619

Dear Mr. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Richard J. Anslow, Esq.